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                   [NATIONAL HEALTH PARTNERS, INC. LETTERHEAD]





                                                              September 30, 2005

VIA EDGAR AND OVERNIGHT MAIL
----------------------------

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Alan Morris, Esq.

         RE: NATIONAL HEALTH PARTNERS, INC. REGISTRATION STATEMENT ON FORM SB-2, REGISTRATION NO. 333 - 126315
                  -----------------------------------------------------------
Dear Mr. Morris:

         I am writing to you on behalf of National Health Partners, Inc. in regards to the Registration Statement on Form SB-2, Registration No. 333 - 126315, filed by the company with the Securities and Exchange Commission on June 30, 2005. The company received comments to the registration statement from the SEC by means of a letter faxed to the company on July 27, 2005.

         Please find enclosed Amendment No. 1 to the Registration Statement on Form SB-2. In addition, please find below each of the comments provided to the company by the SEC along with the company's response to each comment. Each comment is set forth in italics and is numbered to correspond to the numbered paragraphs in the SEC's comment letter. The company's response to each comment immediately follows the applicable comment.

         Please note that the company has concurrently submitted an application for confidential treatment to the Office of the Secretary of the SEC for certain of the information contained in the agreements filed as Exhibits 10.7, 10.8, 10.9, 10.10 and 10.11 to Amendment No. 1 to the Registration Statement on Form SB-2.

Fee Table
Selling Security Holders, page 56
Plan of Distribution, page 59

1. We note that the company's common stock does not trade on any established market. Provide that selling shareholders will sell at a specified fixed price per share until your shares are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or at privately negotiated prices. Revise your prospectus, including your plan of distribution, accordingly.
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         The company has added the appropriate disclosure to the cover page of the prospectus, the prospectus summary and the plan of distribution. The company has chosen a fixed price of $1.50 per share, which exceeds the $.40 offering price previously used in the registration statement to calculate the registration fee. The company has adjusted the registration fee table to reflect this increase and wired the additional fee to the SEC prior to filing Amendment No. 1.

         The company has added a new section to the registration statement entitled "Determination of Offering Price" which describes the factors considered by the company in determining the $1.50 per share offering price.

National Health Partners, Inc., page 1

2. We note in a press release by XRAYMedia.com dated October 23, 2003 that you apparently operated under the name International Health Partners, Inc. at that time. Please revise to discuss any former or alternative or trade style names you used in the past five years.

         The company has disclosed its d/b/a of "International Health Partners, Inc." under "Description of Business - Overview." The company does not operate under any other trade names.

3. Please expand the appropriate section to discuss in greater detail your relationship with independent marketing representatives, such as the number of representatives, the fees paid to them and the percentage of your revenues from marketing representatives.

         The company has provided a detailed discussion of its relationship with independent marketing representatives under "Description of Business - Marketing and Distribution - Independent Marketing Representatives." The number of independent marketing representatives used by the company has been added to this section, and the amount of fees paid to independent marketing representatives has been disclosed in this section to the extent practicable. The company has omitted the percentage of revenues derived from independent marketing representatives. The company believes that any discussion of such percentages would be speculative and unreliable as an indicator of the percentage of revenues the company will derive from independent marketing representatives in the future because the company has been selling its programs for only a short period of time and has generated minimal revenues to date.

Risk Factors, page 2

4. Please expand the appropriate risk factor to highlight the going concern opinion.

         The company has highlighted the going concern opinion in the risk factor entitled "We have a history of losses and expect to continue to incur losses through the remainder of 2005."

Overview, page 15

5. Please provide us with support for the reference to "a leading national healthcare savings organization."


                                       2
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         The company believes that it is a "leading national healthcare savings organization" because the company has over 1 million providers participating in its CARExpress health savings network and because the company provides a large number of programs offering a wide range of services, including prescription and hospital care. Based on the company's internal research, the CARExpress network is one of the largest health savings networks in the United States and the range of services provided by the company through the CARExpress network is broader than those of most of the company's competitors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Comparison of Three-Month Periods Ended March 31, 2005 and 2004, page 17

6. Please tell us why you only discuss $57,562 of your total change of $111,464 in general and administrative expenses. Please disclose the causes of the other significant changes, or tell us why additional disclosure is not necessary or required. Please tell us why you expensed the fiscal 2004 audit fee of $74,232 in the three months ended March 31, 2005, and not within fiscal 2004.

         Please note that the company has updated Management's Discussion and Analysis of Financial Condition and Results of Operations so that the applicable comparison is between the six-month periods ended June 30, 2005 and 2004. The company believes that it has described all of the material components of the change in its general and administrative expenses for these periods. The remaining portion of the increase in general and administrative expenses that has not been specifically described in this section is the result of numerous items that the company believes are immaterial in amount.

         The audit fee that accounted for a portion of the increase in professional fees for the six-month period ended June 30, 2005 was incurred by the company during the first quarter of 2005 and was comprised primarily of fees paid to the company's independent accountant for services performed after December 31, 2004 in connection with the preparation of the company's audited financial statements as of and for the fiscal years ended December 31, 2004 and 2003. The company's independent accountants did not perform any audit or audit-related services during 2004.

7. Please revise to discuss the nature of the significant cost elements included within your cost of sales. Please also discuss the causes of significant changes in your cost of sales and gross profit for each period presented in your financial statements. Please note that you should not present separate line items titled cost of sales and gross profit unless your cost of sales line item includes all expenses related to your cost of sales. For example, we note that you exclude all salary expenses and depreciation from your cost of sales and gross profit. Please tell us how this presentation complies with SAB Topic 11.B.

         The company has prepared its unaudited financial statements for the six months ended June 30, 2005 in conformity with SAB Topic 11.B and has restated its audited consolidated financial statements so that they now conform with the requirements of SAB Topic 11.B. The company has added a new section entitled "Cost of Sales" under "Comparison of Six-Month Periods Ended June 30, 2005 and 2004" and "Comparison of Fiscal Years Ended December 31, 2005 and 2004" to describe the material components of the company's cost of sales and the reasons for the changes in cost of sales between the applicable periods.

                                       3
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8. Please expand the disclosure about commissions received from the sale of insurance products to discuss, if material, the insurance products.

         The company's revenues to date have consisted almost exclusively of monthly membership fees received from members of the company's CARExpress membership programs. To date, commissions received from CARExpress membership programs sold in combination with third-party insurance products have been negligible. "Revenues" has been amended to disclose that revenues consist almost exclusively of the monthly membership fees received from members of the company's CARExpress membership programs, and to disclose that the company expects to begin generating commissions from the sale of CARExpress membership programs sold in combination with third-party insurance products over the next 12 months.

         The company does not sell insurance products. Please see the company's response to Comment # 20 for clarification on this point.

General and Administrative Expenses, pages 18 and 19

9. Please discuss the amount of commissions paid during each period, and the principal factors bearing upon the percentage of revenues represented by commission costs.

         The company did not pay any commissions in 2004. The $3,065 of commissions paid to marketing representatives, brokers and agents during the 6 months ended June 30, 2005 was immaterial to the company, and thus the company has not provided a discussion comparing commissions paid during the applicable 6-month periods. The company believes that any discussion of the principal factors bearing on the percentage of revenues represented by commission costs would be speculative and unreliable as an indicator of the percentage of revenues that will be represented by commission costs in the future because the company has just begun to incur such costs and the amount of such costs is minimal.

Comparison of Years Ended December 31, 2004 and 2003, page 19

10. We note from your disclosure on page 17 that you derive revenue from two sources: monthly membership fees and commissions from the sale of insurance products. Please disclose the extent to which each source contributed to your revenues in each period presented and discuss the causes of significant changes in each type of revenue. For membership fees, we note that you sell the memberships directly or through retailers, outlets, unions and associations. Please disclose the extent to which each of these sources contributed to your revenues in the three months ended March 31, 2005 compared to the same period in 2004. Please explain why and how the difference in the source of your revenues (i.e., direct vs. indirect) impacts your revenues and costs. We note the significant reduction in your revenues between 2004 and 2003 as a result of a change in the source of your revenues. Please also quantify to the extent practicable the amount of revenues derived in each period related to new members versus recurring revenues from old members. If practicable, quantify the number of members in each period.

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         Please see the company's response to Comment #8 for a discussion of monthly membership fees and commissions from the sale of insurance products.

         The company has added disclosure regarding the amount by which retailers and outlets, on the one hand, and unions and associations, on the other hand, contributed to revenues for the applicable periods. The company is uncertain what impact the difference in the source of revenues is likely to have on its revenues and costs because the company has only recently begun to generate revenues and incur costs in connection therewith and because the amount of such revenues and costs has been minimal to date. The company is unable to determine the amount of revenues derived in each period from new members versus recurring revenues from old members because it does not have sufficient information available to accurately break out revenues in this manner. The company does not believe it is practicable to quantify the number of members in each period as the number of members was minimal.

11. Please also tell us why you only discuss $172,001 of your total change of $328,543 in general and administrative expenses. Please disclose the causes of the other significant changes, or tell us why additional disclosure is not necessary or required. Please tell us why you include payroll taxes within general and administrative expenses and not within salary expense. Due to the significance of the amount of professional fees incurred in 2004, please revise your discussion of the causes of significant changes for this item to quantify each of the factors listed to the extent practicable. Please also disclose in more detail the nature of the business transactions and the accounting and marketing activities of January and February 2004 that you discuss in the first paragraph of page 20.

         The company has updated its description of general and administrative expenses and professional fees and believes that it has described all of the material components of its general and administrative expenses and professional fees for these periods. The remaining portion of the increase in general and administrative expenses and professional fees that has not been specifically described in this section is the result of numerous items that the company believes are immaterial in amount. The company has removed payroll taxes from general and administrative expenses and included payroll taxes in salary expense. The company has provided additional disclosure regarding the nature of the business transactions and the accounting and marketing activities of January and February 2004.

12. Please expand the appropriate section to discuss the services of $874,125 from your chief executive officer and any material offsetting expenses.

         The company has provided a description of the services under "Professional Fees."

Health Savings Industry, page 26

13. Please provide us with support for the references to $1 billion and $27 billion.



                                       5
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         The company has added support in this section for the references to $1 billion and $27 billion.

Our CARExpress Membership Program, page 27

14. Your website discusses long term care facilities as providers. Please discuss this aspect of your provider network and member benefit.

         The company has added disclosure in this section regarding the long-term care facilities services that it offers.

15. At an appropriate place please discuss the number of members you have at relevant benchmark dates. Break down the number by sales channel and plan level. Discuss your member retention rate.

         The company believes that adding the number of members that the company currently has and has had at other benchmark dates would not be helpful to the reader due to the minimal number of members that the company currently has and has had since its inception. In addition, the company believes that any discussion of the number of members by sales channel and plan level, and any discussion of member retention rates, would be speculative and unreliable as an indicator of future member demographics and retention rates due to the lack of accurate supporting information available to the company to determine such numbers and rates and the minimal number of members the company currently has and has had since its inception.

16. Please discuss, if material, how your program would be of interest to persons enrolled in large publicly-funded health insurance/care programs such as Medicare, Medicaid and the Veterans Health Administration.

         The company's programs would not be applicable for large publicly-funded health insurance/care programs such as Medicaid, Veteran's Administration or similar programs since individuals participating in such programs are typically fully covered for all of their healthcare needs. While the company's programs could be utilized as a supplement by individuals covered by Medicare, the company does not target Medicare recipients as prospective customers. Thus, no disclosure has been added regarding these types of programs.

17. Please discuss how the provider verifies that the membership is currently valid.

         The company has added disclosure regarding how a provider may verify the validity of an individual's membership status under "Description of Business
- How CARExpress Works."

18. Please discuss in greater detail your arrangement with your contract partner, such as identify the contract partner and discuss the material terms of your agreement with the contract partner.

                                       6
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         The company has amended "Description of Business - How CARExpress
Works" to replace the term "contract partner" with "plan administrator" and disclose that the current plan administrator is International Med-Care. The general services performed by International Med-Care in its capacity as plan administrator are described in this section. The company has discussed the material terms of its agreement with First Access, Inc., through which we obtain the services of International Med-Care, in "Description of Business - Suppliers" and has filed a copy of this agreement as Exhibit 10.9 to the registration statement.

CARExpress Insurance Programs, page 32

19. Please discuss the material terms of your agreement with National Health Brokerage Group.

         National Health Brokerage Group, Inc. is a wholly-owned subsidiary of the company and is the company's sole subsidiary. The company has amended "Description of Business - Products - CARExpress Insurance Programs" to describe this relationship.

20. The disclosure on page 33 about the insurance products you offer conflicts with disclosure elsewhere in your document, such as pages 6 and 28, about insurance. Please advise or revise.

         The company has amended "Description of Business - Products - CARExpress Insurance Programs" to more accurately describe its CARExpress insurance programs. As amended, this section is now consistent with the disclosure contained elsewhere in the prospectus.

Suppliers, page 35

21. Please provide a description of the provider services you utilize from each of your principal suppliers. Also, discuss the material terms of your agreements with preferred provider organizations.

         The company has added to this section a description of the provider services utilized by its principal suppliers and the material terms of its agreements with them. A copy of these agreements has been filed as Exhibits 10.7, 10.8, 10.9, 10.10 and 10.11 to the registration statement.

Marketing and Distribution, page 35

22. Please describe what you refer to as "healthcare contacts linked to our executive officers." Explain the significance of these contacts in securing and maintaining supplier relationships.

         The company has amended the first sentence in this section to provide that prior to 2004, the company generated sales leads from brokers, agents and referrals from its executive officers and board of directors and the efforts of sales professionals. These contacts were not significant in securing and maintaining supplier relationships that are currently material to the company.



                                       7
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23. Please describe in greater detail the arrangements you have with retailers such as commission structure and incentives. Describe the methods they use to sell your memberships. Provide similar information for unions and associations, and small business and trade associations.

         The company has provided additional disclosure regarding the arrangements it has with retail chains and outlets, unions and associations, and small businesses and trade associations, under the applicable subheadings in this section.

24. Please disclose how small business, trade associations, unions and associations are compensated for distributing your product.

         Please see the company's response to Comment #23.

25. Please identify by name your principal marketing partners.

         The company believes that the agreements it has with its principal marketing partners are not sufficiently material to warrant disclosure of the parties to these agreements or a discussion of the material terms of the agreements.

26. Please describe your success with each principal distribution channel to date.

         The company believes that any discussion relating to an estimate of the success of the company's various distribution channels would be speculative and unreliable as an indicator of what, if any, success the company may have with these channels in the future due to the minimal revenues it has generated to date and the early stage of the company's business.

27. Please revise to describe the "network marketing" operations of your representatives. We note discussion later of regulation of this business practice.

         The company is not a network marketing organization, nor does it employ any network marketing representatives. The company has amended the disclosure under "Description of Business - Marketing and Distribution - Independent Marketing Representatives" and "Description of Business - Regulatory and Legislative Issues - Marketing Laws and Regulations," and removed the second paragraph appearing under "Description of Business - Regulatory and Legislative Issues - Marketing Laws and Regulations," to clarify its use of independent marketing representatives.

Customer Service, Training and Support, page 37

28. Please provide us with support for the reference to "superior customer support."

         The company has removed the term "superior" from the phrase "superior customer support" so that the focus of this section is on the importance of providing customer support generally and a description of the type of customer support the company provides.

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29. Please disclose the number of service agents as of the most recent practical date.

         The company has added disclosure regarding the number of customer services representatives that it employs on a full-time and part-time basis.

Technology, page 38

30. Please quantify the "substantial investments."

         The company has removed the reference to "substantial investments" by removing the first sentence under "Description of Business - Technology."

31. Please explain the term "genealogy reporting."

         The company has removed the reference to "genealogy reporting."

Competition, page 39

32. Please provide a comparative description of products, services, promotional incentives and prices with your principal competitors.

         The company has added a general comparative description of the products, services, promotional incentives and prices of its principal competitors to the extent such information is known to the company.

Regulatory and Legislative Issues, page 40

33. Please describe the "current regulations in certain states" that limit your ability to operate.

         The company has amended this section to describe and clarify the regulations in particular states that may limit the company's ability to operate.

34. Please describe the "recently enacted or introduced legislation and/or regulations" that may affect your selling methods. Describe how you will be affected to the extent practical.

         The company has amended this section to clarify that the risk relates to the possibility that states may in the future enact legislation and/or regulations that may affect the company's business in a material, adverse manner.

35. Please expand the first paragraph on page 42 to clarify the reference to "certain markets" such as which markets and whether such markets are applicable to your business.

         The company has amended this section to clarify that the company does not employ, nor does it intend to employ, any network marketing personnel, and that the risks of non-compliance are applicable to the marketing representatives and the organizations employing them.

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36. Please clarify why you believe you are not currently required to comply with
HIPAA. Also, clarify the references to "certain of these regulations" and "certain aspects," such as which regulations and which aspects. In addition, please tell us why you have not included a risk factor that highlights this matter.

         The company has clarified in this section the reasons why it believes it is not currently required to comply with HIPAA. In addition, the company has amended its disclosure under the risk factor entitled "We may become subject to government regulation much like an insurance company, which may have an adverse effect on our business" to refer to HIPAA to the extent material.

Employees, page 43

37. Please clarify whether management executives, and call center and other customer service personnel are included in the total employee count of nine.

         The company has provided clarification in this section regarding the status of its employees.

Properties, page 43

38. Please file material leases as exhibits to the registration statement.

         The company has filed a copy of its two leases as Exhibits 10.12 and 10.13, respectively, to the registration statement.

Management, page 44

39. Please expand the appropriate section to clarify the nature and scale of the company's business operations prior to 2004. For example, the statement of operation for 2003 shows a total of only $160,000 for all salaries and general and administrative expenses. Also, expand the disclosure to clarify the nature and extent of the duties of Mr. Folts and Ms. Bathurst during that period.

         The company has provided a more detailed discussion of its background and operations under "Management's Discussions and Analysis of Financial Condition and Results of Operations - Overview."

40. Please describe in greater detail the nature and extent of the "financing and management consulting services" provided by Mr. Daniels from 1998 to 2004.

         The company has provided a more detailed discussion in this section of the financing and management consulting services provided by Mr. Daniels from 1998 to 2004.

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Security Ownership of Certain Beneficial Owners and Management, page 50

41. Please add a risk factor to highlight the control of the officers and directors.

         The company has added a risk factor entitled "If our executive officers, directors and principal stockholders choose to act together, they may be able to control our management and operations, which may prevent us from taking actions that may be favorable to you" under "Risk Factors - Risks Associated With Our Stock."

42. Please clarify your relationship with Ronald Westman and Jay Rosen.

         The company's relationship with Ronald Westman and Jay Rosen is summarized under "Selling Security Holders." Please note that Ronald Westman and Jay Rosen resigned as members of the company's board of directors effective September 26, 2005.

43. Please disclose the exercise price of the warrants and options.

         The company has added disclosure in this section regarding the exercise price of the warrants and options.

Shares Eligible for Future Sale, page 54

44. Please expand the second paragraph to clarify the number of shares subject to outstanding warrants and options that will be freely tradable upon exercise.

         The company has clarified the number of shares of common stock that will be freely tradable and the number of shares of common stock underlying options and warrants that will be freely tradable upon exercise.

45. Please state the warrant expiration date(s) and exercise price(s).

         The company has added disclosure to this section regarding the expiration dates and exercise prices of the warrants being registered under the subheading "-- Offering Period Restrictions". The company has also described the expiration dates and exercise prices for all of the outstanding warrants in a new section of the registration statement entitled "The Offering" and has added the warrant expiration dates for all outstanding warrants to the disclosure under "Item 26 - Recent Sales of Unregistered Securities."

46. Disclose any offering period restrictions. For example, we note in Item 26 of the registration statement that the exercisability of some warrants expires after a fixed period following effectiveness of this registration statement.

         The company has added disclosure of the offering period restrictions to this section under a new subsection entitled "-- Offering Period Restrictions."

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Rule 144, page 54

47. Please clarify the final sentence in this subsection.

         The company has clarified the final sentence in this subsection.

Selling Security Holders, page 55

48. Please disclose the transactions in which the registered shares were acquired by each selling shareholder.

         The company has described each of the transactions in which the registered shares were acquired by the selling shareholders generally under a new section of the registration statement entitled "The Offering," and has added a description of the specific transactions in which each selling shareholder acquired its registered shares under "Selling Security Holders."

49. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

         The company has added disclosure in this section of the names of all selling shareholders that it believes are broker-dealers or affiliates of broker-dealers.

50. Please describe any position, office or other material relationship that each selling security holder has had within the past three years with you or any of your predecessors or affiliates. See Item 507 of Regulation S-B.

         The company has described in this section each position, office or other material relationship that each selling security holder has had with the company or any of its predecessors or affiliates within the past three years.

Registration Rights, page 55

51. Please file the registration rights agreement, as well as any securities sale agreements to the extent required by Reg. S-B Item 601(b)(10).

         The company has described all registration rights granted to its shareholders under a new section to the registration statement entitled "The Offering" and has added disclosure of the registration rights under "Item 26 - Recent Sales of Unregistered Securities." The company has filed a Form of Securities Purchase Agreement as Exhibit 10.14 to the registration statement containing a form of the registration rights granted by the company to shareholders that participated in the company's unit offerings. The company has also filed the Securities Purchase Agreement between the company and Ronald F. Westman as Exhibit 10.15 to the registration statement which relates to Mr. Westman's purchase of company securities for $720,000 in April 2005.

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Where you can find more information, page 64

52. Please clarify the last paragraph of this section about your listing.

         The company has clarified the last paragraph of this section regarding its listing.

Annual Financial Statements, page F-1

Consolidated Statements of Stockholders' Equity, page F-6

53. Please reconcile the descriptions, number of shares, and related amounts in 2004 to your disclosures of equity transactions on pages 22 and II-2.

         The company has revised the disclosure of the number of shares issued in February and March 2004 in connection with the extinguishment of company debt and in exchange for services described in the Consolidated Statements of Stockholders' Equity and "Item 26. Recent Sales of Unregistered Securities." The 618,200 shares appearing under "Common stock issued for extinguishment of debt" of the Consolidated Statements of Stockholders' Equity are comprised of the 618,200 shares issued in February and March 2004 in connection with the extinguishment of company debt described under "Item 26. Recent Sales of Unregistered Securities." The 2,098,250 shares appearing under "Common stock issued for services" of the Consolidated Statements of Stockholders' Equity are comprised of 100,000 shares issued to a consultant in February 2004, 1,748,250 shares issued to David M. Daniels in connection with Mr. Daniels accepting his appointment as our Chief Executive Officer in February 2004, 150,000 shares issued to consultants in March 2004, and 100,000 shares issued to a consultant in August 2004, all of which are now separately described under "Item 26. Recent Sales of Unregistered Securities." The company has omitted the disclosure of the 618,200 shares and 2,098,250 shares, respectively, from the description of the company's primary sources of capital located under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" because such shares were not issued in capital-raising transactions and thus, the company did not receive any capital as a result of the issuance of such shares.

         The 5,232,250 shares appearing under "Units issued for cash at an average price of $0.47 per unit" of the "Consolidated Statements of Stockholders' Equity" are comprised of 2,777,000 shares issued in the offering completed in August 2004, 174,000 shares issued in the offering completed in September 2004, and 2,281,250 shares issued through December 31, 2004 in the offering completed in February 2005. The company has revised the disclosure of the offerings completed in September 2004 and February 2005 appearing under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Item 26. Recent Sales of Unregistered Securities."

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Note 1. Nature of Organization, page F-9

a. Organization and Business Activities, page F-9

54. Please explain to us in more detail the structure of your relationship with marketing representatives. Tell us the nature and significant terms of these relationships and any related agreements. Discuss whether or not these representatives must pay you any initial or ongoing fees as a result of their relationship to you.

         The company has revised Note 1a. to better describe the business activities that it conducts.

e. Basic Loss Per Share, page F-9

55. We note your disclosure that the Company has excluded 10,724,791 common stock equivalents for the year ended December 31, 2004. Please revise to discuss why these shares have been excluded from the computation of basic loss per share.

         The company has revised the financial statements to disclose that the company excluded the common stock equivalents because of the anti-dilutive nature of the net loss.

g. Revenue Recognition, page F-11

56. We note that you record revenues upon the receipt of payment. Please tell us why you believe that this revenue recognition method is appropriate and consistent with U.S. GAAP. Explain methods of billing, timing of receipt of payment, and the related timing of the services you provide. Discuss why you refer to pre-billing revenues and recording a deferral for the amount. We note no accounts receivable. Please explain the entries you record for this transaction. Tell us and disclose the nature of any refund obligations, rights of return, money-back guarantees, etc. and how you account for those obligations and why. Cite the accounting literature upon which you relied. Discuss how you considered both the accounting and disclosure requirements of SAB Topic 13.A, Question 4(a) and why. Reconcile with the disclosures on page 16.

         The company has revised Note 1g. to better describe the company's revenue recognition policy. The company has considered the disclosure requirements of SAB Topic 13.A, Question 4(a) and believes that its accounting and disclosures complies with such. The company does not recognize revenue until all fees are fixed and determinable, meaning that during a period of time when a customer may cancel, no revenue is recognized.

57. We note from page 36 that you are offering features to encourage new subscribers to try out CARExpress membership programs, including early cancellation privileges, refund guarantees and trial periods of free or discounted membership. Please tell us and disclose the nature of these programs and how you account for them. Cite the accounting literature upon which you relied and explain how you applied that literature to your situation. Tell us the extent to which you offered the programs in the periods presented, including interim periods in fiscal 2005.

         The company was offering early cancellation privileges and refund guarantees in 2004 and 2005, and was offering trial periods of free or discounted memberships in 2005. The company has revised Note 1g. of the audited consolidated financial statements and added disclosure to Note 1b. to the unaudited financial statements for the six months ended June 30, 2005 to disclose the features offered by the company and the manner by which the company accounted for these features to the extent such features were offered during the applicable periods. As noted in the company's response to Comment #56, the company has relied upon the revenue recognition requirements of SAB 101 and has reviewed the accounting noted in SAB Topic 13.A. The company believes that it has been consistent in its application.

58. Please tell us and disclose the significant terms of your agreements with health care providers and how you account for those agreements and why.

         The company has added disclosure regarding the significant terms of its supplier agreements under Note 1a. to the audited financial statements. The company was not presented with any accounting issues in connection with its decision to enter into these agreements, and thus has not added any disclosure regarding the manner by which the agreements were accounted for.

h. Newly Issued Accounting Pronouncements, page F-11

59. Since you are a small business issuer, it appears that you must adopt SFAS 123R as of the beginning of your annual reporting period that begins after December 15, 2005. Please revise and clarify when you plan to adopt the new statement. You should clearly describe in MD&A the change in accounting policy that will be required by Statement 123R in subsequent periods and the reasonably likely material future effects. See SAB's 74 and 107 and www.sec.gov/news/press/2005-57.htm.

         The company has revised Note 1h. to provide that the company will adopt SFAS 123R for its fiscal year ended December 31, 2006. The company has described the change in accounting policy that will be required by SFAS 123R in subsequent periods under "Management's Discussion and Analysis of Financial Condition and Results of Operation - Recent Accounting Pronouncements" and has revised the disclosure to describe when the company will adopt SFAS 123R and the impact it will have on the company's results of operations for future periods.

k. Fixed Assets, page F-13

60. We note that you have capitalized costs related to your website. We note in your discussion of results of operations on page 18 that you also expense a portion of your website development costs. Please tell us how you have considered the guidance in EITF 00-2 in accounting for your website development costs.

         The company followed the provisions of EITF 00-2 in determining what amounts to capitalize for its website. The company did not capitalize any portion of the costs incurred in the planning stage. The company only capitalized the costs of the website once the feasibility of the website was determined and the appropriate determinations made per EITF 00-2 and SOP 98-1. All costs of maintenance and upkeep are and will be expenses as they are incurred.

Note 3. Accrued Expenses and Note 4. Notes Payable, page F-14

61. We note that you have accrued expenses of $75,955 and notes payable of $80,993 to U.S. Script as of December 31, 2004. Please tell us and disclose the nature of your relationship with U.S. Script. That is, discuss whether or note U.S. Script is a related party and the nature of the services, goods, etc. provided in exchange for the notes and accounts payable.

         The company has revised Note 3 to disclose the company's relationship with U.S. Script.

Note 7. Equity Transactions, page F-16

62. We note that on February 17, 2005 you issued 1.7 million shares of common stock to your Chief Executive Officer for services rendered, resulting in total consideration of $874,125. Tell us and revise to disclose the time period in which the services were rendered and how the amounts are reflected in the statements of operations.

         The company has revised Note 7 to describe that the shares were issued to David M. Daniels as an incentive for him to accept employment with the company as its Chief Executive Officer. The value of the incentive is included in professional fees.

63. Please tell us why the losses on extinguishment of debt of $11,710 and $13,260 on March 4, 2004 were accounted for as a debit to additional paid-in capital and show us the accounting entries you made for these transactions. Cite the accounting literature upon which you relied.

         The losses on the extinguishment of debt noted were debited to additional paid-in capital because the loss was generated in a related-party transaction. The company credited common stock and additional paid-in capital for the fair value of the common stock and debited debt for the amount of the debt. The resulting difference was debited to additional paid-in capital because the loss was generated in a related-party transaction. The company concluded that since a gain on the extinguishment of debt with related parties would typically be credited to additional paid-in capital as opposed to other income in the income statement, the reverse would be true as well. The company notes that there is no established trading market for the company's common stock and that the amount recorded as debits to additional paid-in capital are minimal. The company has considered by analogy APB 26 footnote 1 which states "... Moreover, extinguishment transactions between related entities may be in essence capital transactions."

64. Please disclose the dates that you issued the shares in each of your three private placements in fiscal 2004. Please disclose the significant terms of the private placement agreements, including the warrants and any registration rights and related penalties associated with the stock and underlying warrants. Tell us and disclose how you are accounting for and valuing the warrants and tell us why. Cite the accounting literature upon which you relied. See EITF 00-19 and SFAS 133.

         The company has revised Note 7 to disclose the dates that it issued shares in each of the private placements that were initiated in fiscal 2004 and the significant terms of the private placement agreements.

         The company accounted for the private placements as sales of units. The company has not ascribed any separable, identifiable value to the warrants because there is no established trading market for the warrants. The units were sold for cash solely; no services or other consideration was received by the company. Additionally, the company notes that the warrants have exercise prices substantially higher than the price per share of the common stock underlying the units.

         The company has reviewed the issues noted in EITF 00-19 and does not believe that this EITF applies to this transaction. Particularly, EITF 00-19 indicates as follows:

         "This Issue applies only to freestanding derivative financial instruments (for example, forward contracts, options, and warrants). This Issue applies to security price guarantees or other financial instruments indexed to, or otherwise based on, the price of the company's stock that are issued in connection with a purchase business combination and that are accounted for as contingent consideration only if those instruments meet the criteria in Issue No. 97-8 , "Accounting for Contingent Consideration Issued in a Purchase Business Combination," for recording as part of the cost of the business acquired in a purchase business combination (see discussion of Issue 97-8 in paragraph 60 of the STATUS section). This Issue does not address the accounting for either the derivative component or the financial instrument when the derivative component is embedded in and not detachable from the financial instrument. This Issue also does not address the accounting for contracts that are issued to acquire goods or services from nonemployees when performance has not yet occurred. However, this Issue applies to contracts issued to acquire goods or services from nonemployees when performance has occurred. This Issue does not address the accounting for contracts that are indexed to, and potentially settled in, the stock of a consolidated subsidiary (see discussion of Issue No. 00-6, "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary," and Issue No. 00-4, "Majority Owner's Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary," in paragraphs 64 and 65 of the STATUS section).

         4. The Task Force observed that, pursuant to and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity's own stock and would be classified in stockholders' equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company's own stock would be classified in stockholders' equity if freestanding, the requirements of paragraphs 12-32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). However, the Task Force observed that the requirements of paragraphs 12-33 of this Issue do apply when an issuer is evaluating whether any other embedded derivative instrument is an equity instrument and thereby excluded from the scope of Statement 133.

         5. The issue is how freestanding contracts that are indexed to, and potentially settled in, a company's own stock should be classified and measured by the company."

The company believes that these warrants which are part of the unit sales are not freestanding, and their realization as an asset, i.e. cash depends upon a future event which cannot be predicted. The company has allocated the entire purchase price of the units to the shares of common stock because there is no indication that the warrants have any intrinsic value. As noted the exercise prices of the warrants exceed the deemed fair market values of the shares of common stock which are being sold for cash.

         For the reasons noted in the preceding paragraph, the company does not believe that SFAS 133 is applicable to these unit sales.

Note 8. Stock Options, page F-18

65. We note that you granted 7,015,000 options to your employees, officers and directors at $0.40 per share in September and December 2004 that fully vested on the grant date. We also note that you issued common stock in private placements during 2004 at $0.50 per share and valued common stock issued for services during this time at $0.50 per share. Since it appears that the exercise price is below the fair market value of the common stock on the date of grant, please tell us why you did not record stock compensation expense related to these stock options.

          On September 15, 2004, the company approved a private placement to issue up to 9,000,000 shares of common stock, 3,000,000 Class A warrants and 3,000,000 Class B warrants, as more fully described in Note 7. The shares and warrants were sold in units comprised of 3 shares of common stock, 1 Class A warrant and 1 Class B warrant at a purchase price of $1.20 per unit, or $.40 per share. The reduction in purchase price from $.50 per share to $.40 per share was based on a reassessment by management of the fair market value of the company's common stock at that time. The company granted the 7,015,000 options to its employees subsequent to September 15, 2004. Thus, the options were issued at an exercise equal to the then-current fair market value of the company's common stock and accordingly, the company did not record stock compensation expense related to these options.

66. Please revise the notes to your annual and interim financial statements to move your stock option pro forma disclosure from this footnote to your summary of significant accounting policies footnote in accordance with paragraph 45 of SFAS 123.

         The company has revised the notes to its annual and interim financial statements to move its stock option pro forma disclosure from Note 8 to Note 1j. in accordance with paragraph 45 of SFAS 123.

March 31, 2005 Financial Statements, page F-21

Review Report of Auditors, page F-21

67. Please request your auditors to include the city and state of issue on their report. Additionally, we note that the report does not refer to your subsidiary or consolidated financial statements. As such, please either remove this review report, or include a review report that addresses your consolidated interim financial statements and not just the financial information of the parent.

         The company has removed the review report.

Consolidated Statements of Cash Flows, page F-25

68. Please tell us why you classified the increase in your certificate of deposit as net cash used by financing activities.

         The company has reclassified the increase in its certificate of deposit from net cash provided by financing activities to net cash used by operating activities.

Note 5. Equity Transactions, page F-29

69. Please reconcile the descriptions, number of shares and related amounts and type of consideration received in 2005 to your disclosures of equity transactions in Note 7 on page F-31, and pages 22 and II-2. Please reconcile the disclosures for 2005 on pages 22 and II-2, including your March 2005 offering, June 2005 offering of 2,587,000 shares and the nature of the consideration received for the May 2005 offering where you acquired shares of Infinium Labs.

         The company has revised the disclosure in Note 5 to state that the company issued 167,500 shares of common stock for $67,000 in the private offering approved in September 2004. The 2,448,750 shares sold in this offering are comprised of the 2,281,250 shares issued in 2004 plus the 167,500 shares issued in 2005. The company also revised the disclosure in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Item 26. Recent Sales of Unregistered Securities" to disclose that 2,448,750 shares were sold in the offering.

         The company has further revised the disclosure in Note 5 to state that the company issued 737,500 shares of common stock to previous investors in exchange for an amendment to the offering documents. This ties to the disclosure provided in "Item 26. Recent Sales of Unregistered Securities." The company has omitted disclosure of this offering from the description of the company's primary sources of capital located under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" because the shares were not issued in capital-raising transactions and thus, the company did not receive any capital as a result of the issuance of such shares.

         The subsequent event disclosure appearing in Note 7 have been removed in connection with the company's update of the unaudited financial statements from the 3 months ended March 31, 2005 to the 6 months ended June 30, 2005. The updated subsequent event disclosures appear in Note 8.

         The company has omitted disclosure of the March 2005 offering to previous investors in exchange for an amendment of their offering documents and the June 2005 issuance of 2,587,000 shares to consultants for services rendered that is provided in revised Note 5 and "Item 26. Recent Sales of Unregistered Securities" from the description of the company's primary sources of capital located under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" because the shares were not issued in capital-raising transactions and thus, the company did not receive any capital as a result of the issuance of such shares.

         The company has revised the disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" to clarify that the $720,000 of aggregate consideration consisted of 2,740,000 shares of Infinium Labs.

70. On page II-3 you discuss the issuance of 737,742 common shares, Class A warrants to acquire 368,871 shares of common stock and Class B warrants to acquire 368,871 shares of common stock to investors of your 2004 private placements in exchange for an extension of the date by which you would use your best efforts to file a registration statement for the securities underlying the shares and the warrants. Please reconcile with your descriptions of the reason for issuing the shares on page F-29. Please also tell us why you assigned no value to these additional shares and cite the accounting literature upon which you relied. Discuss the significant terms of the agreement with the investors including any registration rights and penalties associated with the shares and warrants.

         The company has revised the disclosure in Note 5 to its unaudited financial statements for the 6 months ended June 30, 2005 to clarify the reason for issuing the shares and the reason no value was assigned to these shares, and to discuss the significant terms of the agreements with investors. The company has also revised the disclosure in "Item 26. Recent Sales of Unregistered Securities." The company believes that the shares issued are deemed to be shares issued for cash in that the additional shares issued bring down the cash investing price of the original private placements to be that of the current private placements. As noted there is no established market for the company's common stock. The company believes that since these shares are being issued to the persons who subscribed to the original stock sales for cash, and that no additional consideration was received in the form of services, that the valuation is appropriate.

Note 6. Stock Options, page F-29

71. We note that you cancelled the vested options that you granted to your officers and directors in September 2004 to purchase 7,000,000 common shares at $0.40 per share, and that none of these outstanding options were exercised. We note that you replaced these options with options to purchase 4,500,000 shares at $0.40 per share, and that the new options do not fully vest as of the grant date. Please tell us if you recorded stock compensation expense related to the modification of the awards in accordance with paragraphs 32-37 of FIN 44.

         The company has not recorded any stock compensation expenses related to the modification of the awards. Paragraphs 23 through 27 of FIN 44 require the company to remeasure the intrinsic value of the options granted and to recognize any intrinsic value in excess of the amount measured at the original measurement date as compensation cost. Upon completing this review, the company concluded that there is no intrinsic value in excess of the intrinsic value at the original measurement date. Additionally, the company notes that the vesting dates were extended rather than accelerated. The company notes that the modification did not change the value of the options granted, it did however decrease the vesting time, rather than being fully vested at the date of grant, the options now vest over a period of time. The company believes that there is no additional intrinsic value and that the modification to the options did not add any additional value to the employees. The company has considered paragraphs 32 - 37 and believes that its accounting is appropriate.

Note 7. Subsequent Events, page F-31

72. Please reconcile the following with page II-4:

         o The name of the company whose shares you acquired. That is, page F-31 refers to Infiniom Lass, Inc. and page II-4 refers to Infinium Labs, Inc.

         o The number of common shares underlying Class A and Class B warrants. That is, page F-31 refers to the sale of 600,000 units with each unit including one Class A warrant and one Class B warrant each exercisable into 1.5 shares of your common stock. Page II-4 refers to Class A and Class B warrants to each acquire 1,800,000 shares of your common stock.

         The description of this transaction now appears under Note 5 of the unaudited financial statements for the 6 months ended June 30, 2005. The company has revised the disclosure in Note 5 to clarify that the name of the company is Infinium Labs, Inc. and to clarify the material terms of the transaction. The disclosure in Note 5 now ties to the disclosure under "Item 26. Recent Sales of Unregistered Securities."

73. Please tell us how you have accounted for and valued the sale of the 600,000 units in exchange for the 2.7 million shares of Infinium Labs common stock and why. Cite the accounting literature upon which you relied. We note that the price of the stock of Infinium Labs has significantly decreased since May 2005. Please discuss the ability of the investor to issue the additional shares or cash under the agreement's make-whole provisions.

         The company valued the 600,000 units sold by the company under the securities purchase agreement at $720,000 based on the $1.20 per unit offering price. The company valued the shares of Infinium Labs received at $720,000 based on the fair market value of the 2,740,000 shares received on the date of transaction was entered into and the price protection provisions of the agreement. The price protection provisions provided that: (i) in the event the company obtained less than $720,000 from the sale of the Infinium Labs shares, the investor would pay the difference to the company in cash or additional shares of Infinium Labs common stock, and (ii) in the event the company obtained more than $720,000 from the sale of the Infinium Labs shares, the company would pay the difference to the investor in cash. The company notes that it has accounted for the sale of 600,000 units as a stock sales for cash. The transaction is deemed to be an arms length 3rd party transaction which establishes the fair market value of the transaction. Please note that the company has fully received the $720,000 of cash from the sale of the units, as more fully described below in the company's response to this comment. Please also refer to the subsequent event footnote of the unaudited June 30, 2005 financial statements.

         The company originally accounted for the transaction by recording $1,800 as par value and $718,200 as additional paid-in-capital. As of June 30, 2005, 1,129,425 shares of Infinium Labs had been sold by the company and 1,610,575 shares remained to be sold. On that date, the shares had an adjusted closing price of $.11 on the OTC Bulletin Board, and were thus valued at $177,163. The company recorded securities and investments for $177,163, and reclassified the remaining stock by recording stock subscriptions receivable for $319,702. The $319,702 was comprised of the original $720,000 purchase price, less the $223,135 in gross proceeds received by the company from the sale of the 1,129,425 shares, less the $177,163 for the fair market value of the remaining shares on June 30, 2005.

         We completed our sale of all of the shares of Infinium Labs on September 7, 2005 for aggregate gross proceeds of $320,506. We received the remaining funds from the investor on Friday, September 16th, and have thus received the full $720,000 agreed upon by the parties in the securities purchase agreement.

74. Please disclose the date upon which you sold the 600,000 units. Please also disclose all the significant terms of the unit, including the warrants. We note the additional disclosure on page II-4.

         The company sold the 600,000 units to the investor on April 12, 2005. The company has summarized the significant terms of the units and underlying securities under Note 5 of the unaudited financial statements for the 6 months ended June 30, 2005.

75. Please tell us and disclose the nature of the consulting services to be rendered to the company in exchange for the issuance of 2,587,000 shares of your common stock in June 2005. Discuss the relationship of the company to the person who will provide the services. Please tell us and disclose how you are accounting for and valuing these shares and tell us why. Cite the accounting literature upon which you relied.

         The company has provided disclosure of the consulting services to be rendered to the company in exchange for the shares and the methods by which the shares were accounted for and valued under Note 4 to the unaudited financial statements for the 6 months ended June 30, 2005. None of the persons that provided or will be providing the services are related parties of the company. These shares have been valued at the deemed fair market value of the surrounding shares of common stock which have been sold for cash or $0.40 per share. The value of the shares was established and will be amortized over the lives of the contracts on a straight line basis or as the services are provided to the company. The company has reviewed the accounting requirements of EITF 96-18 and SFAS No. 123.

Item 26, page II-2

76. For each of the private placements to multiple investors demonstrate for us the basis for your claim of Section 4(2) or Rule 506 exemption. For example, how did you verify that each purchaser was an "accredited investor?"

         For each private placement made by the company to multiple investors, the company evaluated such factors as the nature and amount of the offering, the type and number of investors involved, and the form of consideration paid by the investors. For all private placements upon which Rule 506 was relied upon as the exemption, the company obtained investment representations from each investor in the securities purchase agreement executed by the investor prior to completing the sale to the investor to ensure that the investor was an "accredited investor." A form of the investment representations is set forth in Section 3 of the Form of Securities Purchase Agreement that has been filed as Exhibit 10.14 to this registration statement. For all private placements upon which Section 4(2) was relied upon as the exemption, the company obtained an executed investment letter from each investor prior to completing the sale to the investor to ensure that the investor was an "accredited investor." The investments representations contained in the investment letters are very similar to the investment representations contained in the Form of Securities Purchase Agreement.

77. Please tell us the consideration you gave to possible integration of your private placement offerings and the effect on your registration exemptions. We note that several sales occurred over a period of a few months.

         The company gave consideration to possible integration issues with each private placement that it carried out, including such factors as the type of securities being offered, the nature and amount of the offering, the type and number of investors involved, and the form of consideration paid by the investors. In the case of private placements upon which Rule 506 was relied upon as the exemption, the company reflected in the applicable Form D filed with the SEC all private placements that it believed may be deemed subject to integration with the offering to which the Form D related.

78. For transactions not involving cash consideration disclose the basis for valuing the other consideration, such as consulting services.

         The company valued such services by determining the amount of cash consideration that would ordinarily be paid for such services in arms-length transactions, and then issuing an amount of non-cash consideration that it believed was equivalent in value to the value of the services rendered, as adjusted to reflect such factors as the company's desire to pay for such services in equity so as to retain its minimal cash resources to the extent possible and the applicable consultant's desire to obtain that amount of equity necessary to compensate the consultant for the additional risk associated with receiving equity in a private company in lieu of cash.

Item 27, page II-5

79. Please file all material contracts made within the last two years or to be performed after the effective date. In this regard we note that you describe numerous contractual relationships with marketing partners and suppliers. See Reg. S-B Item 601(b)(10).

         The company has filed all contracts made within the last two years or to be performed after the effective date of the registration statement that it believes are material to the company.

                                   * * * * *

         The company believes that it has adequately responded to the SEC's comments. Please feel free to contact me by phone at (215) 682-7114 ext. 102 or by fax at (215) 682-7116 if you have any questions regarding this letter or if you have any additional comments.

                                      Very truly yours,

                                      /s/ Alex Soufflas
                                      --------------------------
                                      Alex Soufflas

cc:      Thomas A. Jones
         Thomas Dyer
         Michelle Goehlke